UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PENNANTPARK FLOATING RATE CAPITAL LTD.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70806A106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 854,830
	6	SHARED VOTING POWER 25,000
	7	SOLE DISPOSITIVE POWER 854,830
	8	SHARED DISPOSITIVE POWER 25,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,830
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON sherleigh associates inc. defined benefit pension plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,250
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON EP

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON SILVER INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 391,832
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 391,832
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,832
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON ROMLEIGH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 287,898
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 287,898
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,898
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON SHIRLEY SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,750
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,750
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON rs properties i LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 345,021
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 345,021
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,021
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 70806A106

1		NAME OF REPORTING PERSON buttermilk falls, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 70806A106

Item 1.

(a)	Name of Issuer:

PennantPark Floating Rate Capital Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

590 Madison Avenue, 15th Floor

New York, NY 10022

Item 2.

(a)	Name of Person Filing:

Jack Silver

Sherleigh Associates Inc. Defined Benefit Pension Plan

Silver Investment Partners LP

Romleigh LLC

Shirley Silver

RS Properties I LLC

Buttermilk Falls, LLC

(b)	Address of Principal Business Office or, if none, Residence:

80 Columbus Circle PH76A

New York, NY 10023

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

70806A106

CUSIP No. 70806A106

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

(a) – (c)

As of the date hereof, the reporting persons beneficially owned in the aggregate 1,254,851 shares of common stock of PennantPark Floating Rate Capital Ltd (the “Common Stock”) representing 4.7% of the outstanding common stock, based on 26,730,074 shares of common stock outstanding as reported in the issuer’s definitive proxy statement on Schedule 14A. Such shares of Common Stock include (a) 175,100 shares held by Jack Silver, (b) 5,250 shares held by Sherleigh Associates Inc. Defined Benefit Pension Plan, (c) 391,832 shares held by Silver Investment Partners LP, a limited partnership of which Mr. Silver is a general partner, (d) 287,898 shares held by Romleigh LLC, a limited liability company of which Mr. Silver is a manager, (e) 19,750 shares held by Shirley Silver, Mr. Silver’s spouse, (f) 345,021 shares held by RS Properties I LLC, and (g) 30,000 shares held by Buttermilk Falls, LLC.

Mr. Silver has the sole voting and dispositive power with respect to 854,830 shares of Common Stock held by Mr. Silver, Silver Investment Partners LP and Romleigh LLC, and shares dispositive power (a) with Daniel Liss, the trustee of Sherleigh Assoicates Inc. Defined Benefit Pension Plan, with respect to 5,250 shares of Common Stock held by Sherleigh Assoicates Inc. Defined Benefit Pension Plan, and (b) with Shirley Silver, with respect to 19,750 shares of Common Stock held by Shirley Silver.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 70806A106

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

A “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, may have been formed that includes Jack Silver, RS Properties I LLC and Buttermilk Falls, LLC.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 70806A106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2016
Date

/s/ Jack Silver
Jack Silver

Sherleigh Associates Inc. Defined Benefit Pension Plan

By:	/s/ Daniel Liss
Name:	Daniel Liss
Title:	Trustee

Silver Investment Partners LP

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	General Partner

Romleigh LLC

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Manager

/s/ Shirley Silver
Shirley Silver

RS Properties I LLC

By:	/s/ Jesse Kohn
Name:	Jesse Kohn
Title:	Manager

Buttermilk Falls, LLC

By:	/s/ Emily Garcia
Name:	Emily Garcia
Title:	Manager